---------------------------------------------------
   FORM 5
__ Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations      X Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Sunstone Hotel Investors, Inc. -- SSI      X Director                      X 10% Owner(1)
                                                                            __ Officer (give title below)   __ Other (specify below)

Kazilionis  Paul        D.
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                          X Form Filed by One Reporting Person
                                                  (Voluntary)             12/1998          __ Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       New York      10022
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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Common Stock                 10/98      J4(2)              1,500   A         (2)       2,285,762       D(1)(2), I(1)(3)   (1)(3)
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
                                    --------------------------------------------------
                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                   ---------------------------------------------------
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7.9% Class A     $14.7093                                                  Common  1,699,605             250,000  I(1)(3)    (3)
Cumulative                                                                 Stock
Preferred Stock
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Directors'                   7/98  L(4)    1,500                           Common      1,500     (4)                D
Options                                                                    Stock
(right to buy)
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Directors'                  10/98  L(4)    1,500                           Common      1,500     (4)       3,000    D
Options                                                                    Stock
(right to buy)
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Explanation of Responses:

(1) Pursuant to Rule 13d-4  promulgated  under the  Securities  Exchange Act of 1934,  the  reporting  person  disclaims  beneficial ownership  of all securities reported on this  statement.

(2) A grant of 1,500 shares of Common  Stock was made by the issuer to the  reporting  person,  as director,  in October  1998.  The reporting  person has  assigned  beneficial  ownership of such Common Stock to the  Westbrook  Funds (as defined  below in note (3))
pursuant to an agreement between the reporting person and certain affiliates and the Westbrook Funds.

(3) The record owners of 2,284,262 shares of Common Stock and all shares of Preferred Stock reported on this statement are Westbrook
Real Estate Fund I, L.P. and Westbrook Real Estate  Co-Investment  Partnership I, L.P.  (collectively,  the "Westbrook Funds").  The reporting person is a managing principal of the managing member of the general partner of the Westbrook Funds.

(4) A grant of directors' options covering 1,500 shares of Common Stock was made by the issuer to the reporting person, as director, in July 1998.  An  additional  grant of  directors'  options  covering  1,500  shares of Common  Stock was made by the issuer to the reporting person, as director,  in October 1998. The reporting person has assigned  beneficial  ownership of all such options to the
Westbrook Funds pursuant to an agreement between the reporting person and certain affiliates and the Westbrook Funds.


** Intentional misstatements or omissions of                  /s/ Paul D. Kazilionis                       February 14, 1999
   facts constitute Federal Criminal Violations    --------------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                    Paul D. Kazilionis                                Date
                                                         ** Signature of Reporting Person


Note:    File three copies of this Form, one
         of which must be manually signed.
         If space provided is insufficient,
         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form  are not required to respond unless the form displays a currently valid OMB number.
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